Exhibit 2.3

Membership Interest Purchase Agreement

by and among

FULLPAC, INC.,

as Buyer

and

KEVIN ROSE AND KARL BRYCZ,

as Sellers

Dated as of

September 29, 2025

Membership Interest Purchase Agreement

This Membership Interest Purchase Agreement (this “Agreement”), dated as of October 1, 2025 (the “Closing Date”), is entered into by and among FullPAC, Inc., a Nevada corporation (“Buyer”), Kevin Rose, a natural person (“Rose”) and Karl Brycz, a natural person (“Brycz”, and, together with Rose, “Sellers”).

WHEREAS, Sellers together own 100% of the outstanding membership interests (the “Membership Interests”) of the Advocacy Lab LLC, a Michigan limited liability company (the “Company”); and

WHEREAS, Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, all right, title and interest in and to the Membership Interests, in exchange for the consideration described in this Agreement, all on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
definitions

Section 1.01 “Action” means a claim, action, suit, proceeding, or governmental investigation.

Section 1.02 “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. As used in this Section 1.02, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

Section 1.03 “Agreement” shall have the meaning set forth in the preamble hereto.

Section 1.04 “Allocation Schedule” shall have the meaning set forth in Section 6.05.

Section 1.05 “Articles of Organization” shall have the meaning set forth in Section 3.03.

Section 1.06 “Brycz” shall have the meaning set forth in the preamble hereto.

Section 1.07 “Business Day” means any day of the year other than a Saturday or Sunday or any day on which banks in the State of New York are required or permitted to be closed.

Section 1.08 “Buyer” shall have the meaning set forth in the preamble hereto.

Section 1.09 “Closing” means the closing of the transactions contemplated by this Agreement.

Section 1.10 “Closing Date” shall have the meaning set forth in the preamble hereto.

Section 1.11 “Code” means the Internal Revenue Code of 1986, as amended.

Section 1.12 “Company” shall have the meaning set forth in the recitals hereto.

Section 1.13 “Company Agreement” shall have the meaning set forth in Section 3.03.

Section 1.14 “Employment Agreement” shall have the meaning set forth in Section 5.01(c).

Section 1.15 “Encumbrance” means any mortgage, pledge, lien, charge, security interest, community property interest, claim, or other encumbrance.

Section 1.16 “Enforceability Exceptions” shall have the meaning set forth in Section 3.01.

Section 1.17 “Governmental Authorities” means any court, tribunal, arbitrator, agency, commission, department, ministry, official, authority, or other instrumentality of any national, state, county, city, or other political subdivision.

Section 1.18 “Membership Interests” shall have the meaning set forth in the recitals hereto.

Section 1.19 “Membership Schedule” shall have the meaning set forth in Section 2.02(a).

Section 1.20 “Organizational Documents” means, with respect to any entity, such entity’s principal formation or organizational documents (e.g., Certificate of Incorporation, Bylaws, Articles of Organization, Operating Agreement, and the like, as applicable).

Section 1.21 “Percentage Interest” means, with respect to each Seller, the percentage ownership of the Company represented by such Seller’s Membership Interests as set forth on the Membership Schedule.

Section 1.22 “Permits” means all permits, licenses, franchises, approvals, registrations, certificates, variances, and similar rights obtained, or required to be obtained, from governmental authorities.

Section 1.23 “Person” means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

Section 1.24 “Pre-Closing Tax Period” means taxable period that ends on or before the Closing Date.

Section 1.25 “Purchase Price” shall have the meaning set forth in Section 2.02(a).

Section 1.26 “Rose” shall have the meaning set forth in the preamble hereto.

Section 1.27 “Securities Act” means the U.S. Securities Act of 1933, as amended.

Section 1.28 “Seller” shall have the meaning set forth in the preamble hereto.

Section 1.29 “Straddle Period” means a taxable period that includes but does not end on the Closing Date.

ARTICLE II
Purchase and Sale

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein:

(a) At the Closing, Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, the Membership Interests, free and clear of any and all Encumbrances, for the consideration specified in Section 2.02.

(b) For purposes of this Agreement, the assignment of the Membership Interests includes, but is not limited to, with respect to each Seller: (a) such Seller’s capital accounts in the Company; (b) such Seller’s rights to share in the profits and losses of the Company; (c) such Seller’s rights to receive distributions from the Company; and (d) the exercise of all member rights, including the voting rights attributable to the Membership Interests.

Section 2.02 Purchase Price. The aggregate purchase price for the Membership Interests (the “Purchase Price”) shall be $45,000, which Purchase Price shall be delivered to Sellers pro rata in accordance with each Seller’s Percentage Interest as set forth in the schedule attached hereto as Exhibit A (the “Membership Schedule”).

Section 2.03 Closing. The Closing shall take place concurrently herewith on the Closing Date remotely via the electronic exchange of signatures. The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. (Eastern Time) on the Closing Date.

Section 2.04 Transfer Taxes. To the extent any sales, use, or transfer taxes, documentary charges, recording fees, or similar taxes, charges, fees, or expenses, if any, become due and payable as a result of the transactions contemplated by this Agreement, all such taxes, charges, fees or expenses shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Sellers.

Section 2.05 Withholding Taxes. Buyer shall be entitled to deduct and withhold from any payments of the Purchase Price to be made hereunder all taxes that Buyer may be required to deduct and withhold under any provision of tax law. All such withheld amounts shall be treated as delivered to Sellers hereunder to the extent such withheld amounts are timely remitted to the appropriate Governmental Authority.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby jointly and severally represent and warrant to Buyer as follows:

Section 3.01 Authority; Enforceability. Each Seller has full power, authority and legal capacity to enter into this Agreement and the documents to be delivered hereunder, to carry out such Seller’s obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by each Seller, and (assuming due authorization, execution, and delivery by Buyer) this Agreement and the documents to be delivered hereunder constitute legal, valid, and binding obligations of each Seller, enforceable against each Seller in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity (“Enforceability Exceptions”).

Section 3.02 Organization, Authority, and Qualification/Organization of the Company. The Company is a limited liability company duly formed and validly existing, and in good standing under the laws of the State of Michigan. The Company has full limited liability company power and authority to own, operate, or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it has been and is currently conducted.

Section 3.03 No Conflicts; Consents. The execution, delivery, and performance by each Seller of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to such Seller or the Company; (b) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration, or modification of, any obligation or loss of any benefit under any contract or instrument to which such Seller or the Company is a party; (c) result in any violation, conflict with, or constitute a default under the Company’s Organizational Documents, including the Articles of Organization of the Company filed on April 14, 2025 (the “Articles of Organization”) and the Operating Agreement of the Company, dated February 28, 2025 (the “Company Agreement”); or (d) result in the creation or imposition of any Encumbrance on the Membership Interests or any of the assets or properties of the Company. No consent, approval, waiver, or authorization is required to be obtained from any Person in connection with the execution, delivery, and performance by Sellers of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.04 Legal Proceedings. There is no Action of any nature pending or, to Sellers’ knowledge (after reasonable due inquiry), threatened: (a) relating to or affecting the Membership Interests; or (b) against or by either Seller or the Company. To Sellers’ knowledge (after reasonable due inquiry), no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 3.05 Capitalization.

(a) The Membership Schedule is a complete and accurate record of all of the issued and outstanding Membership Interests of the Company and the holders of all such Membership Interests.

(b) The Membership Interests constitute 100% of the issued and outstanding equity interests in the Company. There are no outstanding warrants, options, agreements or any other instruments that give any Person the right to purchase, subscribe for or otherwise acquire any equity interests in the Company.

(c) The Membership Interests were issued in compliance with all applicable laws. The Membership Interests were not issued in violation of the Organizational Documents of the Company or any other agreement, arrangement, or commitment to which Sellers or the Company are a party and were not issued in violation of (are not subject to) any preemptive, right of first refusal, or similar rights of any Person.

(d) Other than the Organizational Documents of the Company, there are no voting trusts, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any part of the Membership Interests

Section 3.06 Ownership of Membership Interests. Each Seller is the legal, beneficial, record, and equitable owner of Membership Interests representing the Percentage Interest set forth opposite such Seller’s name on the Membership Schedule, free and clear of all Encumbrances other than Encumbrances arising under the terms of the Company Agreement and as may arise under federal or state securities laws.

Section 3.07 Compliance with Laws; Permits.

(a) The Company has complied, and is now complying, in all material respects, with all statutes, laws, ordinances, regulations, rules, codes, treaties, or other requirements of any governmental authority applicable to it or its business, properties, or assets.

(b) All Permits that are required for the Company to conduct its business have been obtained and are valid and in full force and effect. No event has occurred that would reasonably be expected to result in the revocation or lapse of any such Permit.

Section 3.08 No Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or Sellers.

Section 3.09 Tax Matters.

(a) The Company has filed all material tax returns required by applicable law and has paid all taxes due and payable, whether or not shown or required to be shown on any such tax return. The Company has withheld all material taxes from payments to any employees, agents, contractors, and nonresidents and remitted such amounts to the proper Governmental Authority in accordance with applicable law.

(b) There are no Encumbrances for taxes on any of the assets of the Company, other than Encumbrances for taxes not yet due and payable.

(c) No tax audits or other Actions are pending, or to the knowledge of Sellers (after reasonable due inquiry), threatened, with regard to any material taxes or tax returns of the Company.

(d) The Company is (and has been for its entire existence) classified as a partnership for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1)(i) and no election has been made (or is pending) to change such treatment.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

Section 4.01 Capacity/Organization and Authority of Buyer; Enforceability. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada. Buyer has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance by Buyer of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Buyer and, assuming due authorization, execution, and delivery by Sellers, this Agreement and the documents to be delivered hereunder constitute legal, valid, and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity.

Section 4.02 No Conflicts; Consents. The execution, delivery, and performance by Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, bylaws, or other Organizational Documents of Buyer or (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to Buyer. No consent, approval, waiver, or authorization is required to be obtained by Buyer from any Person in connection with the execution, delivery, and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.03 Investment Purpose. Buyer is acquiring the Membership Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Membership Interests are not registered under the Securities Act, or registered under any state securities laws, and that the Membership Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act, or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

Section 4.04 Legal Proceedings. There is no Action of any nature pending or, to Buyer’s knowledge (after reasonable due inquiry), threatened against or by Buyer that challenges or seeks to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. To Buyer’s knowledge (after reasonable due inquiry), no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 4.05 No Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

ARTICLE V
Closing DELIVERABLES

Section 5.01 Seller’s Deliverables. At the Closing, Sellers shall deliver the following to Buyer:

(a) an Assignment of Membership Interests, in form and substance reasonable satisfactory to Buyer, memorializing the transfer and sale of the Membership Interests to Buyer, duly executed by each Seller;

(b) a Form W-9, duly completed by each Seller; and

(c) Employment Agreements, each in form and substance reasonable satisfactory to Buyer and the applicable Seller party thereto (each, an “Employment Agreement”), duly executed by each Seller.

Section 5.02 Buyer’s Deliverables. At the Closing, Buyer shall deliver the following to each Seller:

(a) such Seller’s pro rata portion of the Purchase Price in accordance with Section 2.02; and

(b) such Seller’s Employment Agreement, duly executed by Buyer.

ARTICLE VI
Tax Matters

Section 6.01 Tax Return. Sellers, at Sellers’ sole cost and expense, shall prepare or cause to be prepared any Internal Revenue Service Form 1065 (and any similar form or forms for state and local income tax purposes), if any, that is required to be filed by or with respect to the Company after the Closing Date with respect to any taxable period ending on or before the Closing Date. Each such tax return shall be prepared in accordance with existing procedures and practices and accounting methods of the Company, and Sellers shall submit each such tax return for Buyer for its review and comment at least thirty (30) days prior to the due date of the tax return. Sellers shall incorporate all reasonable comments of the Buyer into the final form to be filed. Buyer shall prepare or cause to be prepared all other tax returns of the Company required to be filed by or with respect to the Company after the Closing Date. To the extent that any such tax return relates to a Pre-Closing Tax Period or Straddle Period, Buyer shall submit such tax return to Sellers for their review and comment within a reasonable time prior to the due date of the tax return. Buyer shall incorporate all reasonable comments of Sellers in the final form to be filed. If any taxes are due in connection with the filing of any tax return for a Pre-Closing Tax Period or Straddle Period, Sellers shall pay to Buyer within five (5) days prior to filing such tax return (a) all taxes payable by the Company attributable to any Pre-Closing Tax Period, and (b) the portion of any taxes payable by the Company for a Straddle Period attributable to the portion of such Straddle Period ending on the Closing Date.

Section 6.02 Apportionment. For purposes of determining the amount of any taxes for a Straddle Period attributable to the portion of such Straddle Period ending on the Closing Date, the parties hereto agree that (a) in the case of property taxes and other similar taxes imposed on a periodic basis for a Straddle Period, the amounts that are attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the number of calendar days in the entire Straddle Period; and (b) in the case of all other taxes for a Straddle Period, the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Company filed a separate tax return with respect to such taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of clause (b), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (a) for periodic taxes.

Section 6.03 Cooperation. Buyer and Sellers shall: (a) assist in the preparation and timely filing of any tax return of the Company; (b) assist in any audit or other Action with respect to taxes or tax returns of the Company; (c) make available any information, records, or other documents relating to any taxes or tax returns of the Company; and (d) provide any information necessary or reasonably requested to allow Buyer or the Company to comply with any information reporting or withholding requirements contained in the Code or other applicable laws.

Section 6.04 Tax Contests. If any Governmental Authority issues to the Company a written notice of its intent to audit or conduct another Action with respect to any pass-through taxes or tax-returns of the Company for any Pre-Closing Tax Period that would be reasonably likely to affect the tax liability of Sellers attributable to their ownership of the Company, Buyer shall notify Sellers of its receipt of such communication from the Governmental Authority within thirty (30) days of receipt. No failure or delay of Buyer in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of Sellers pursuant to this Agreement. Buyer shall control any audit or other Action in respect of any tax return or taxes of the Company; provided, however, that (a) Sellers, at their sole cost and expense, shall have the right to participate in any such Action to the extent it relates to pass-through taxes or tax returns for a Pre-Closing Tax Period; and (b) Buyer shall not allow the Company to settle or otherwise resolve any such Action if such settlement or other resolution relates to pass-through taxes or tax returns for a Pre-Closing Tax Period without the permission of Sellers (not to be unreasonably withheld, delayed, or conditioned). For the avoidance of doubt, at the election of Buyer, the Company shall make an election under Section 6226 of the Code with respect to any Action with respect to taxes relating to a Pre-Closing Tax Period to the extent such an election is available.

Section 6.05 Tax Treatment; Allocation. Buyer and Sellers agree that the purchase and sale of the Membership Interests is intended for all applicable income tax purposes to be treated as (a) a sale of partnership interests by Sellers, and (b) a purchase of assets by Buyer, and the partnership formed by the Company with Sellers as partners shall terminate for income Tax purposes as of the end of the Closing Date. Within sixty (60) days following the Closing Date, Buyer shall provide to Sellers a schedule allocating the Purchase Price (and any applicable liabilities of the Company) among the assets of the Company (the “Allocation Schedule”) in accordance with the applicable provisions of the Code. The parties hereto agree for all tax reporting purposes to report the purchase and sale of the Membership Interests in accordance with the agreed tax treatment described herein and the Allocation Schedule, and to not take any position during the course of any audit or other proceeding inconsistent with the agreements as to such tax treatment or with such Allocation Schedule unless required by a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE VII
Miscellaneous

Section 7.01 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses; provided that, notwithstanding the foregoing and for the avoidance of doubt, any and all costs and expenses (including legal fees) incurred by the Company in connection with this Agreement and the transactions contemplated hereby shall be borne entirely by Sellers.

Section 7.02 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances, and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Section 7.03 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent, if sent via email of a PDF document ; or (d) on the third (3rd) day after the date mailed, if sent by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.03):

If to Sellers:	To each Seller’s address and contact information set forth opposite the name of such Seller on the Membership Schedule.

If to Buyer:	FullPAC, Inc. 1206 Laskin Road Suite 201-o Virginia Beach, VA 23451 Email: legal@fullpac.com

with a copy to: (which shall not constitute notice)	Haynes and Boone, LLP 30 Rockefeller Plaza 26th Floor New York, NY 10112 Email: rick.werner@haynesboone.com Zachary.Jacobs@haynesboone.com Attention: Rick A. Werner Zachary Jacobs

Section 7.04 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 7.05 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify the Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 7.06 Entire Agreement. This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the terms and provisions in the body of this Agreement and those in the documents delivered in connection herewith and the Exhibits, the terms and provisions in the body of this Agreement shall control.

Section 7.07 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign its rights or obligations hereunder without the prior written consent of each other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 7.08 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.09 Amendment and Modification. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto.

Section 7.10 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 7.11 Governing Law. This Agreement and all related documents shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction).

Section 7.12 Submission to Jurisdiction. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan (and any appellate divisions thereof) for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an action or proceeding to enforce any provisions of this Agreement, then, the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

Section 7.13 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.14 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity. Each party hereto: (a) agrees that it shall not oppose the granting of such specific performance or relief; and (b) hereby irrevocably waives any requirements for the security or posting of any bond in connection with such relief.

Section 7.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature pageS follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date set forth above.

BUYER:
FULLPAC, INC.

By:	/s/ Travis Trawick
Name:	Travis Trawick
Title:	Chief Executive Officer

SELLERS:

/s/ Kevin Rose
KEVIN ROSE

/s/ Karl Brycz
KARL BRYCZ

EXHIBIT A

Membership Schedule

Seller	Percentage Interest in the Company	Notice Address
Kevin Rose	50%	**
Karl Brycz	50%	**